

October 12, 2012

Via E-mail
Ms. Deanna H. Lund
Chief Financial Officer
Kratos Defense & Security Solutions, Inc.
4820 Eastgate Mall
San Diego, CA 92121

      Re: **Kratos Defense & Security Solutions, Inc.**
              Form 10-K for the fiscal year ended December 25, 2011
              Filed March 7, 2012
              Form 10-Q for the quarter ended June 24, 2012
              Filed August 2, 2012
              File No. 001-34460

Dear Ms. Lund:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 25, 2011

General

1. Please revise your file number to 001-34460

Item 6. Selected Financial Data, page 39

2. Please explain the factors affecting the comparability of the 2010 and 2011 financial information in future Form 10-K filings. We note your acquisitions in 2010 and 2011. The current disclosure does not describe the major factors for the significant variances in the Selected Financial Data such that it is readily apparent to the reader. Refer to instruction #2 to Item 301 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Principles and Estimates

Revenue Recognition, page 60

3. Please tell us the amount and percentage of contract revenue for which reliable estimates of progress are not practical during contract performance until a final estimate can be made. The percentage of completion method of revenue recognition prescribes the use of reliable estimates for similar types of contracts in accordance with ASC 605-35-25. Please tell us in detail why it is impractical to make reliable estimates for certain fixed price contracts. In addition, tell us why it is appropriate to defer costs in excess of your funded contract value until the contract has been funded by your customer. Refer to your basis in the accounting literature.

Item 8. Financial Statements and Supplementary Data

Note 3. Acquisitions

Integral Systems, Inc., page F-27

4. We note your disclosure that there "were no contingent liabilities associated with the acquisition of Integral." We also note your disclosures of the indemnification agreements of the former Integral officers including your payments to them under such agreements. Please tell us how you considered the agreements in arriving at your conclusion that you had no contingent liabilities associated with the Integral acquisition. In addition, disclose the amount of any accrual, the amount or range of reasonably possible loss in addition to the amount accrued and/or the reason such disclosures are not necessary.

Note 5(a). Issuance of 10% Senior Secured Notes due 2017, page F-41

5. Please disclose the guarantors of the Notes. In addition, provide all the disclosures under Rule 3-10 of Regulation S-X or tell us why such disclosures are not required.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rob Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney Adviser at (202) 551-3730 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director